Filed by RMG Acquisition Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Cheddar Opening Bell – Interview with Kristen Scholer and Sumant Sinha

Cheddar Opening Bell

February 24, 2021

Kristen Scholer: Welcome back to Cheddar’s Opening Bell, everyone. ReNew Energy, formerly known as ReNew Power, is going public through a special purpose acquisition company known as a SPAC, in a deal valued at $8 billion. Backed by Goldman Sachs, the company is India’s biggest renewable energy producer, and has goals of expanding operations in India as well as China. The merger with RMG Acquisition Corp. II has the company currently trading with the ticker RMGB until the merger is expected to close in the second quarter.

Take a look, these shares stand up about 0.5% today. And for more on this, we are joined by Sumant Sinha, founder, chair and CEO at ReNew Energy, joining us all the way from New Delhi, India. Sumant, it’s great to have you with us this morning.

Why did you want to take this company public over here in the U.S.?

Sumant Sinha: Well, you know, the U.S. is of course the deepest capital market in the world and, therefore, always a good place to list in. Secondly, also what’s happening is the trend of investing in energy stocks where global investors who are looking at sustainability, clean energy stocks, are very interested in investing in companies like ours. And so we thought it would be a very opportune thing for us to do, which is to tap the deepest, best market for us to eventually list in. So that’s why the decision to go to the U.S. market.

Kristen Scholer: We see a lot of focus on new investor energy in the space. Obviously, Goldman Sachs, a major backer of yours, can’t get much bigger than that. $8 billion valuation, Sumant. Explain the growth trajectory from here. Obviously, you have a presence in India, but looking to expand in China as well. What can you tell us?

Sumant Sinha: Yeah. So, you know, we are a company that started 10 years ago. We own and operate wind farms and solar farms all across India. We have more than 100 such sites. We have about 5500 megawatts of commission capacity currently, and we are constructing another 4500 megawatts, which makes us the largest company in India. We have close to about a tenth of the market share of the Indian renewable energy market.

And let me just take a step back and say that the Indian power market is actually the third largest market in the world, after China and the U.S. And renewable energy in India is slated for some fairly massive growth over the next 10 years. Today, we have about 90,000 megawatts of installed renewable capacity, and that has started it to grow almost 5 times to 450,000 in the next 10 years.

Today, renewables has become the cheapest form of energy. And, therefore, as we look to India’s fairly significant power demand growth in the next several years, renewables is the most obvious choice for meeting that power requirement. And so that’s why I think our company is very well placed to grow and capitalize on this opportunity.

Kristen Scholer: Sumant, we know that India is the third-largest emitter of greenhouse gases here in the U.S. When we look at it on a--in the world, when we look at a country-by-country basis, has the government been working with you at all in your initiatives in India?

Sumant Sinha: Look, the government actually is very serious of this issue and, therefore, our commitments under the Paris Climate Accord are very good actually. You know, the government has set the target to increase renewables to 5 times of its current capacity by 2030. So the government is actually being very sensitive to the issue of climate change in India, and is really moving very rapidly in that direction to try to bring down India’s carbon emissions as much as possible.

Now, is it enough? Do we need to do more? Sure, we need to do more because I think every country needs to do more. This is a very urgent and pressing problem for everybody in the world, and I think all countries need to do whatever they can. And so is India, and that is why companies like ours in sectors like renewable energy are so critical for the future of this whole problem of climate change.

Kristen Scholer: Certainly, definitely a hot sector here that we see a lot of investors focusing on, including some of the biggest ones like we mentioned. When it comes to expansion, China’s on your horizon. What about elsewhere? Is the U.S. a potential market for you?

Sumant Sinha: You know, we are actually quite focused on the Indian market for the time being, because the Indian market is growing so rapidly. By 2030, India’s going to be a bigger energy market than the entire European Union. So that gives you a sense of the scale of the market that we’re operating in.

And being market leaders here really makes us eventually one of the biggest companies in the world in this sector. So I think we have our hands full right now of capitalizing on the opportunity in India, so that’s going to be our immediate focus. We could look at opportunities outside of the country as well, but that’s a little bit ways down the road, I would imagine.

Kristen Scholer: Sumant Sinha, he’s the founder, chair and CEO at ReNew Energy, joining us all the way from New Delhi, India. Sumant, thank you so much. We appreciate it. Congratulations on the deal.

And viewers, do not forget to tune in every Tuesday at 2:00 p.m. Eastern time to watch Cheddar Climate, our show dedicated to all things Earth.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew, PubCo and RMG II, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by ReNew or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of ReNew and a prospectus of ReNew. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.